Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

May 24, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Hawaiian Tax-Free Trust
Post-Effective Amendment No. 35 to Registration Statement on Form N-1A
(File Nos. 2-92583 and 811-4084)

Ladies and Gentlemen:

On behalf of Hawaiian Tax-Free Trust, a Massachusetts business trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 35 to the registration statement on Form N-1A for the Trust (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act to reflect an Amended and Restated Investment Advisory Agreement and the elimination of certain of the Trust’s fundamental investment policies, as approved by the Trust’s shareholders, and certain other updates to the Registration Statement.  The Amendment is to be effective on July 26, 2013.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz